Exhibit 12

Meritor, Inc.
Computation of Ratio of Earnings to Fixed Charges
Nine Months Ended June 30, 2013
(Amounts in millions, except the ratio)

Earnings Available for Fixed Charges (A):

Pre-tax loss from continuing operations	$(39)

Less:
Equity in earnings of affiliates, net of dividends	(19)
(58)
Add: fixed charges included in earnings:
Interest expense	99
Interest element of rentals	2
Total	101

Total earnings available for fixed charges:	$43

Fixed Charges (B):
Fixed charges included in earnings	$101
Capitalized interest	—
Total fixed charges	$101

Ratio of Earnings to Fixed Charges (C)	—

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

(C) For the nine months ended June 30, 2013, the company would need to generate additional pretax earnings of $58 million to achieve coverage of 1:1.